

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via Email
Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607

> **Re:** **Regional Management Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **File No. 333-174245**

Dear Mr. Fortin:

We have reviewed your response letter dated July 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed July 13, 2011

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-15

1. Please tell us how you considered whether or not a loan subject to a Chapter 13 bankruptcy payment plan is a troubled debt restructuring and how that impacted your analysis of whether these loans are within the scope of ASC 310-10 (formerly SFAS 114). Tell us how evaluating these loans for impairment under this guidance would impact your provision and allowance for loan losses for each of the periods presented. Provide us with a qualitative and quantitative analysis.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Joshua Ford Bonnie
        Lesley Peng
            Simpson Thacher & Bartlett LLP